FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2011

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

September 30, 2011

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2011 of Videotron Ltd.

QUARTERLY REPORT

2011 FISCAL YEAR

VIDEOTRON LTD

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2011 – September 30, 2011

November 10, 2011

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2011 and 2010

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

We, Videotron Ltd. (“Videotron” or “the Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major Internet service and a telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services, the rental and sale of DVDs and video games, and the operation of specialized websites.

The following Management Discussion and Analysis covers the main activities of the Corporation in the third quarter of 2011 and the major changes from the last financial year. As explained in Note 1 to the condensed consolidated financial statements for the three-month and nine-month periods ended September 30, 2011, the accounting principles generally accepted in Canada (“Canadian GAAP”) that were previously used to prepare our consolidated financial statements were replaced on the adoption of the International Financial Reporting Standards (“IFRS”) on January 1, 2011. Accordingly, the condensed consolidated financial statements of the Corporation for the three-month and nine-month periods ended September 30, 2011 have been prepared in accordance with IFRS, in particular, IAS 34. The 2010 comparative figures have also been restated.

In recent years, the United States Securities and Exchange Commission (the “Commission”) has also adopted rules and regulations that permit foreign private issuers, in their filings with the Commission, to include financial statements prepared in accordance with IFRS without reconciliation to generally accepted accounting principles used in the United States and, in this regard, no such reconciliation is included in the condensed consolidated financial statements of the Corporation.

All amounts are in Canadian dollars unless otherwise indicated. The Management Discussion and Analysis should be read in conjunction with the information in the Annual Report on Form 20-F of the Corporation for the financial year ended December 31, 2010 (Form 20F), which is available on the Commission’s website at <www.sec.gov>. It should also be read in conjunction with additional information on the adoption of IFRS and the adjustments to the 2010 financial figures upon adoption of IFRS, included in Note 13 to the consolidated financial statements for the three-month and nine-month period ended September 30, 2011, and in Note 10 to the consolidated financial statements for the three-month period ended March 31, 2011.

HIGHLIGHTS SINCE JUNE 30, 2011

•

Net addition of 168,700 revenue generating units (RGUs) (representing the sum of our cable television, Internet, cable telephony subscribers and mobile telephony lines) in the third quarter of 2011, compared with 93,800 net RGUs for the same period in 2010, bringing our total RGUs to 4,588,100 as of September 30, 2011.This represents the best quarterly cable television performance since March 1999, the best quarterly internet access performance since September 2008 and the best quarterly cable telephony performance since September 2009.

•

In the third quarter of 2011, we activated customers on our new advanced mobile network at a pace of approximately 15,800 net new lines per month, bringing our total mobile customer base to 258,100 activated lines.

•

In 2011, we actively pursued the roll-out of our 4G network. As of September 30, 2011, our mobile telephony service was available to more than 6 million people across the province of Québec and in Eastern Ontario.

•

Determined to provide the best offer on the market, starting July 2011 we launched an aggressive rental solution for our illico Digital TV set up box that generated an increase of 104% in the distribution of boxes (sales and rental) over the same period last year.

•

On July 5, 2011, the Corporation issued $300.0 million aggregate principal amount of Senior Notes for net proceeds of $294.8 million, net of financing fees of $5.2 million. The Senior Notes bear interest at 6.875% and will mature on July 15, 2021.

•

On July 18, 2011, the Corporation used the proceeds from its Senior Notes issued on July 5, 2011 to redeem and retire US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts for a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes).

•

On July 20, 2011, the Corporation amended its $575.0 million secured revolving credit facility to extend the maturity date from April 2012 to July 2016 and to change certain conditions and terms of the facility.

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL IFRS FINANCIAL MEASURES

Operating Income

In its analysis of operating results, the Corporation uses operating income, as reported in its condensed consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results. As such this measure is unaffected by the capital structure or investment activities of the Corporation. Operating income is also a significant component of the Corporation’s annual incentive compensation programs. Operating income is referred to as an additional IFRS measure.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measure used by the Corporation to assess its financial performance, such as average monthly revenue per user (“ARPU”), is not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating this non-IFRS financial measure may differ from the methods used by other companies and, as a result, the non-IFRS financial measure presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Average Monthly Revenue per User

ARPU is an industry metric that we use to measure our monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. We calculate our combined ARPU by dividing our combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Specific ARPU for each of our four lines of services is calculated by dividing the revenue generated from those subscribers/lines by the average number of subscribers/lines for such service during the period, and then dividing the resulting amount by the number of months in the applicable period.

MANAGEMENT DISCUSSION AND ANALYSIS

2011/2010 THIRD QUARTER COMPARISON

Analysis of Consolidated Results of Videotron

Customer statistics

Revenue generating units – In the third quarter of 2011, we continued to exhibit significant growth. Our revenue generating units (RGUs) increased by 168,700 in the quarter, compared with 93,800 for the same period last year, and by 358,800 over a one-year period, primarily due to customer growth in mobile telephony and in cable television, the latter due to a combination of the elimination of airwaves transmission of analog signals as of August 31, 2011 and attractive bundle offers.

Cable television – In the third quarter of 2011, we continued our efforts to migrate our analog cable customer base to our illico Digital TV services.

•

Our illico Digital TV service subscriber base stood at 1,348,100 as of the end of the third quarter of 2011, an increase of 77,700 or 6.1% in the quarter (compared with an increase of 40,300 in the third quarter of 2010) and a year-over-year increase of 165,800 (14.0%). As of September 30, 2011, 73.1% of our cable television customers were subscribers to our illico Digital TV services compared with 65.6% a year earlier. As at the end of the third quarter of 2011, our illico Digital TV service had a household penetration rate of 50.9% (number of subscribers as a proportion of the 2,647,700 total homes passed as of the end of September 2011) compared with 45.4% a year earlier (based on 2,603,700 home passed as of the end of September 2010 ).

•

The customer base for analog cable television service decreased by 34,200 (-6.5%) in the third quarter of 2011 (compared with a decrease of 19,800 customers for the corresponding period of 2010) and by 123,600 (-19.9%) over a one year period, primarily as a result of customer migration to illico Digital TV.

The combined customer base for cable television services increased by 43,500 (2.4%) in the third quarter of 2011 (compared with an increase of 20,500 in the third quarter of 2010) and increased by 42,200 (2.3%) in the 12-month period ended September 30, 2011 (see Table 1). This represents the largest, cable TV, quarterly customer growth in the company’s since 1999. As of September 30, 2011, our cable television services had a household penetration rate of 69.7%, compared with 69.2% as of September 30, 2010.

Internet access – The number of subscribers to our cable Internet access services stood at 1,306,400 as of the end of the third quarter of 2011, an increase of 39,900 (3.1%) from June 30, 2011 (compared with an increase of 32,100 in the third quarter of 2010) and an increase of 72,600 (5.9%) since the end of the third quarter of 2010. As of September 30, 2011, our cable Internet access services had a household penetration rate of 49.3%, compared with 47.4% as of September 30, 2010. This represents the largest quarterly growth since September 2008.

Cable telephony service – The number of subscribers to our cable telephony service stood at 1,179,400 as of the end of the third quarter of 2011, an increase of 37,800 (3.3%) for the quarter (compared with an increase of 32,800 for the corresponding period of 2010) and an increase of 81,300 (7.4%) since the end of the third quarter of 2010. As of September 30, 2011, the cable telephony service had a household penetration rate of 44.5%, compared with 42.2% as of September 30, 2010. This represents the largest quarterly growth since September 2009.

Mobile telephony services – As of September 30, 2011, there were 258,100 lines activated on our combined mobile telephony services, an increase of 47,500 (22.6%) for the quarter (compared with an increase of 8,400 in 2010), representing a year-over-year increase of 162,700 (170.5%). As of September 30, 2011, 253,900 lines (representing 98.3% of our total mobile telephony lines) had been activated on our 4G network (comprising 181,200 new lines and 72,700 lines migrated from our MVNO services), including 2,100 lines migrated in the third quarter of 2011. As of September 30, 2011, there were 4,200 lines to be migrated from our MVNO service.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 1

End-of-quarter customer numbers

(in thousands of customers)

	Sept. 11	June 11	March 11	Dec.10	Sept. 10	June 10
Cable television:
Analog	496,1	530.3	564.9	592.0	619.7	639.5
Digital	1,348.1	1,270.4	1,243.7	1,219.6	1,182.3	1,142.0
Total cable television	1,844.2	1,800.7	1,808.6	1,811.6	1,802.0	1,781.5
Cable Internet	1,306.4	1,266.5	1,263.6	1,252.1	1,233.8	1,201.7
Cable telephony	1,179.4	1,141.6	1,129.8	1,114.3	1,098.1	1,065.3
Mobile telephony (in thousands of lines)	258,1	210.6	164.7	136.1	95.4	87.0

Revenue generating units (RGU)	4,588.1	4,419.4	4,366.7	4,314.1	4,229.3	4,135.5

Results Analysis – Third Quarter 2011

Revenues: $611.7 million, an increase of $55.4 million (10.0%).

•

Combined revenues from our cable television services increased by $13.4 million (5.6%) to $252.7 million. This increase was primarily due to customer growth, the continuing migration of customers from analog to digital services, an increase in subscribers to our High Definition packages, an increase in Video-on-Demand and pay-per-view services, and price increases implemented in March 2010 and March 2011. These increases were partially offset by higher bundling discounts due to the increase in Internet, cable telephony and mobile telephony customers.

•

Revenues from cable Internet access services increased by $14.7 million (9.2%) to $175.7 million. The growth was mainly due to an increase in the average number of cable Internet customers, along with the migration of customers to more expensive packages, and price increases implemented in March 2010 and March 2011, partially offset by a decrease in revenues from excess bandwidth usage as a result of an increase in consumption limits on our various Internet plans.

•

Revenues from cable telephony services increased by $6.5 million (6.3%) to $109.8 million. This increase was mainly due to customer growth, an increase in long-distance revenues due to price increases, and higher revenues per user from our small-business customer base.

•

Revenues from mobile telephony services increased by $19.2 million (154.2%) to $31.7 million, essentially due to significant customer growth. As of September 30, 2011, nearly 44% of our mobile customers had activated a plan using a Smartphone, increasing revenues from our data plan and options.

•	Revenues from business solutions increased by $0.3 million (1.7%) to $15.3 million, essentially due to growth in network solution services.

•

Revenues from sales of customer equipment increased by $0.9 million (7.3%) to $13.9 million, mainly due to an increase in the sale of mobile telephony devices, partially offset by higher discounts on our illico Digital TV set-top boxes, lower set-top box sales due to an increase in set-top box rentals, and to incentives offered on activation of mobile telephony devices.

•	Other revenues increased slightly by $0.3 million (2.7%) to $12.5 million.

Monthly combined ARPU: $104.33 in the third quarter of 2011 compared with $96.04 for the corresponding period of 2010, an increase of $8.29 (8.6%). This growth is mainly explained by an increase in customers subscribing to two or more services, migration of customers to more expensive television and cable Internet access service packages, and price increases for our television and Internet services.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating income: $275.4 million in 2011, an increase of $11.0 million (4.1%).

•	This increase in operating income was primarily due to:

•	customer growth in all services, including the growth of our mobile telephony services following the launch of our advanced mobile network on September 9, 2010;

•	price increases for cable television and cable Internet access services;

•	decrease in management fees to our parent corporation;

•	revision of rates for support structure, following a decision by the Canadian Radio-television and Telecommunications Commission (“CRTC”) in December 2010; and

•	migration of customers to more expensive cable television and Internet access service packages.

Partially offset by:

•	initial costs related to the deployment and launch of our 4G network, mainly due to acquisition costs per new subscriber connection, averaging $476, and infrastructure costs;

•	higher discounts on the sale of our illico Digital TV set-top boxes;

•	higher bundling discounts: as of September 30, 2011, 74.2% of our customers were bundling two services or more, compared with 71.7% one year ago;

•	increases in call centre, and marketing expenses, as well as network maintenance to support our growth; and

•	capitalization in the third quarter of 2010 of operating expenses related to our 4G network to the cost of fixed and intangible assets.

Depreciation and amortization charge: $104.7 million in the third quarter of 2011, an increase of $34.6 million (49.5%) compared with the same period of 2010.

•	The increase was mainly due to:

•	depreciation of fixed assets and amortization of licences costs related to our 4G mobile network since its commercial launch; and

•	increase in the acquisition of fixed assets, mostly related to telephony and Internet access services, and to the modernization of our wireline network.

Financial expenses (primarily comprised of cash interest expense on outstanding debt): $43.1 million, an increase of $5.9 million (16.0%).

•	The increase was mainly due to:

•	a $3.8 million unfavourable variance in the exchange rate of short-term monetary items, in addition to a $2.0 million unfavourable variance in the interest on long term debt;

Valuation and translation of financial instruments: Loss of $6.9 million in the third quarter of 2011, compared with a gain of $56.6 million in the corresponding period of 2010, related to unfavourable variance in gains and losses on embedded derivatives.

MANAGEMENT DISCUSSION AND ANALYSIS

Income tax expense: $24.0 million (effective tax rate of 19.5%), compared with $49.3 million in the third quarter of 2010 (effective tax rate of 23.6%).

•	The $25.3 million decrease was due to:

•	Decrease in taxable income;

•	tax consolidation transactions (non-taxable dividends) with our parent corporation; and

•	other non-taxable items.

Partially offset by:

•	Increase due to the effect of non-deductible charges, non-taxable income and differences between current and future tax rates.

Restructuring of operations and other special items: $2.3 million gain recorded during the third quarter of 2011, compared with a loss of $4.9 million in the same period of 2010. During the third quarter of 2011, the Corporation redeemed and retired US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts. This transaction resulted in a gain of $2.7 million (before income tax). Charges of $0.3 million were recorded related to MVNO subscribers migrating to our new 4G network compared to $4.9 million in the same period of 2010.

Net income attributable to our shareholder: $99.1 million, a decrease of $60.5 million (-37.9%).

•	The decrease was mainly due to the following items:

•	Increase of $34.6 million in depreciation and amortization charges;

•	Increase of $5.9 million in financial expenses; and

•	$63.5 million variance in gain or loss on valuation and translation of financial instruments.

Partially offset by:

•	Increase of $11.0 million in operating income;

•	Decrease of $7.2 million in restructuring costs; and

•	Decrease $25.3 million in income taxes.

Start-up costs for our new advanced mobile services network had negatively impacted our third quarter results. In the first year following a product launch, it is normal that revenues generated from the new product are insufficient to cover expenses incurred. For our 4G network, expenses include customer acquisition costs per new connection, marketing, rental, operating and maintenance expenses, and depreciation and amortization charges.

MANAGEMENT DISCUSSION AND ANALYSIS

2011/2010 YEAR-TO-DATE COMPARISON

Revenues: $1,795.9 million, an increase of $158.3 million (9.7%).

•

Combined revenues from all cable television services increased by $46.2 million (6.6%) to $750.9 million. This increase was primarily due to customer growth, the continuing migration of customers from analog to digital services, an increase in subscribers to our High Definition packages, an increase in Video-on-Demand and pay-per-view services and price increases implemented in March 2010 and March 2011. These increases were partially offset by higher bundling discounts due to the increase in Internet, cable telephony and mobile telephony customers.

•

Revenues from cable Internet services increased by $37.0 million (7.7%) to $515.0 million. The growth was mainly due to an increase in the average number of cable Internet customers, along with the migration of customers to more expensive packages, and price increases implemented in March 2010 and March 2011, partially offset by a decrease in revenues from excess bandwidth usage as a result of an increase in consumption limits on our various Internet plans.

•	Revenues from cable telephony services increased by $22.2 million (7.3%) to $325.2 million, due to customer growth.

•	Revenues from mobile telephony services increased by $42.2 million (116.3%) to $78.4 million, due to customer growth.

•	Revenues from business solutions increased by $2.8 million (6.4%) to $46.5 million, essentially due to growth in network solution services.

•

Revenues from sales of customer equipment increased by $7.2 million (20.5%) to $42.1 million, mainly due to an increase in the sale of mobile telephony devices, partially offset by a combination of higher discounts on our illico Digital TV set-top boxes, an aggressive offer on our rental of Illico set-up box and incentives offered on activation of mobile telephony devices.

•	Other revenues increased by $0.8 million (2.1%) to $37.8 million.

Monthly combined ARPU: $102.32, compared with $94.68 for the same period of 2010, an increase of $7.64 (8.1%), mostly because of an increase in the percentage of our customers subscribing to two or more services, migration of customers to more expensive television and cable Internet access service packages, and price increases.

Operating income: $804.0 million, an increase of $20.0 million (2.6%).

•	This increase in operating income was primarily due to:

•	customer growth in all services, including the growth of our mobile telephony services following the launch of our advanced mobile network on September 9, 2010;

•	price increases for cable television and cable Internet access services;

•	decrease in management fees to our parent corporation;

•	revision of rates for support structure, following a decision by the CRTC in December 2010; and

•	migration of customers to more expensive cable television and cable Internet access service packages.

Partially offset by:

•	initial costs related to the deployment and launch of our 4G network, mainly due to acquisition costs per new subscriber connection, averaging $476, and infrastructure costs;

•	higher discounts on the sale of our illico Digital TV set-top boxes;

•	higher bundling discounts;

•	increases in call centre and marketing expenses, as well as network maintenance to support our growth; and

•	capitalization in 2010 of operating expenses related to our 4G network to the cost of fixed and intangible assets.

MANAGEMENT DISCUSSION AND ANALYSIS

Depreciation and amortization charge: $297.9 million, an increase of $98.3 million (49.2%).

•	The increase was mainly due to:

•	depreciation of fixed assets and amortization of licences costs related to our 4G mobile network since its commercial launch on September 9, 2010; and

•	increase in the acquisition of fixed assets, mostly related to telephony and Internet access services, and to the modernization of our wireline network.

Financial expenses: $118.9 million, an increase of $1.5 million (1.3%).

•	The increase was mainly due to:

•	$5.0 million unfavourable variance in the interest on long-term debt due to an increase in base interest rates.

Partially offset by:

•	$2.7 million favourable variance in the exchange rate on foreign currency translation of short-term monetary items; and

•	$0.8 million favourable variance on interest expense and dividend income from/to affiliated parties.

Valuation and translation of financial instruments: Loss of $0.9 million, compared with a gain of $53.7 million in the first nine months of 2010, related to changes in the fair value of financial instruments, including embedded derivatives, due to changing yield curves.

Income tax expense: $67.0 million (effective tax rate of 17.9%), compared with $110.5 million in the same period of 2010 (effective tax rate of 21.3%).

•	The $43.5 million decrease was due to:

•	Decrease in taxable income;

•	tax consolidation transactions (non-taxable dividends) with our parent corporation;

•	the effect of non-deductible charges, non-taxable income and differences between current and future tax rates; and

•	non-taxable items.

Partially offset by:

•	reduction of tax expense in 2010 due to reduction in future income tax liability.

Restructuring of operations and other special items: $12.1 million expense recorded in 2011 compared with $2.0 million in the same period of 2010. This unfavourable variance is mainly explained by charges ($14.8 million in 2011 and $4.9 million in the same period of 2010) related to the migration of MVNO subscribers to our new 4G network.

During the third quarter of 2011, the company redeemed and retired US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts. This transaction resulted in a total gain of $2.7 million (before income tax). In the first nine month of 2010, a gain on disposal of assets of $2.9 million was recorded.

MANAGEMENT DISCUSSION AND ANALYSIS

Net income attributable to shareholder: $307.3 million, a decrease of $101.0 million (-24.7%).

•	The decrease was mainly due to:

•	Increase of $98.3 million in amortization;

•	Increase of $1.5 million in financial expenses;

•	$54.6 million variance loss on valuation and translation of financial instruments; and

•	$10.1 million variance in restructuring of operations and other special items.

Partially offset by:

•	Increase of $20.0 million in operating income; and

•	Decrease of $43.5 million in income taxes.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOW AND FINANCIAL POSITION

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of: capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services, including the completion and expansion of our 4G network launched in September 2010; servicing and repayment of debt; purchase of preferred shares of Quebecor Media and servicing of subsidiary subordinated loan; income tax transactions; and distributions to our shareholder.

Operating Activities

Cash flows provided by operating activities: $298.8 million in the third quarter of 2011, compared with $244.9 million in the same quarter of 2010, an increase of $53.9 million (22.0%).

•	The increase was mainly due to:

•

$39.7 million positive variance in non-cash balances related to operations due to: $5.5 million favourable variance in income taxes; $15.4 million favourable variance in accounts payable; $32.5 million favourable variance in deferred revenues, $0.5 million favourable variance in prepaid expenses, partially offset by unfavourable variances of $6.6 million in other assets and liabilities and by $7.6 million in accounts receivable. Accounts receivable and deferred revenues fluctuate in relation with our customer invoicing cycles;

•	Increase of $4.6 million in restructuring of operation expenses and other special items;

•	Increase of $11.0 million in operating income; and

•	Decrease of $1.3 million in current income taxes expenses in the third quarter of 2011 compared with 2010.

Partially offset by:

•	Increase of $1.5 million in the conversion of short-term monetary items denominated in foreign currencies; and

•	Increase of $1.1 million in interest cash payments.

For the nine-month period ended September 30, 2011, cash flows provided by operating activities were $688.5 million in 2011 compared to $632.5 million for the same period in 2010, an increase of $56.0 million (8.9%).

•	The increase was mainly due to:

•	Increase of $4.4 million in the translation of short-term monetary items denominated in foreign currencies;

•	Increase of $61.1 in current income taxes expense; and

•	Increase of $20.0 million in operating income.

Partially offset by:

•

$12.9 million negative variance in non-cash balances related to operations due to: $57.4 million unfavourable variance in income taxes, partially offset by $0.4 million unfavourable variance in deferred revenues and a $2.1 million favourable variance in accounts receivable; $26.2 million favourable variance in accounts payable; $12.9 million favourable variance in prepaid expenses; and $2.8 million favourable variance in various other assets and liabilities (accounts receivable and deferred revenues fluctuate in relation with our customer invoicing cycles); $3.4 million negative variance from interest expenses, comprised of an unfavourable variance of $5.3 million in cash interest payments, and a $0.5 million unfavourable variance in accrued interests, partially offset by a $0.8 million favourable variance in cash income and a $0.5 unfavourable variance in accrued interests; and

•	Increase of $12.8 million in restructuring of operations and other special items.

MANAGEMENT DISCUSSION AND ANALYSIS

Investing Activities

Cash flows used in investing activities: $211.4 million in the three-month period ended September 30, 2011, compared with $1,497.3 million in 2010, a decrease of $1,285.9 million, or 85.9%.

•	This decrease was mainly due to:

•	the acquisition in 2010 of $1.3 billion of shares of a company under common control for tax planning purposes.

Partially offset by:

•	an increase of $13.7 million in acquisition of fixed assets.

For the nine-month period ended September 30, 2011, cash flows used in investing activities reached $610.3 million, compared with $1,773.4 million for the same period in 2010, a decrease of $1,163.1 million, or 65.6%.

•	The decrease was mainly due to:

•	the acquisition in 2010 of $1.3 billion of shares of a company under common control for tax planning purposes.

Partially offset by:

•	an increase of $75.5 million in acquisition of fixed assets compared with the same period of 2010;

•	the acquisition, on May 1, 2011, of Jobboom Inc., a subsidiary of an affiliated corporation, for a cash consideration of $32.1 million; and

•	the disposal, for $30.0 million, of temporary investments in the third quarter of 2010 versus none in the same quarter of 2011.

Capital Expenditures: $211.9 million in the third quarter of 2011, an increase of $13.5 million (6.8%), compared with the same quarter of 2010.

•	The increase was mainly due to:

•	investments in the 4G network, higher investments in our Internet network, increase in rentals of set-top boxes to customers and modernization of certain parts of our wireline network.

For the nine-month period ended September 30, 2011, capital expenditures reached $581.3 million, compared with $508.9 million for the same period in 2010, an increase of $72.4 million.

•	The increase was mainly due to:

•	investments in the 4G network, higher investments in our Internet network, increase in rentals of set-top boxes to customers, and modernization of certain parts of our wireline network.

MANAGEMENT DISCUSSION AND ANALYSIS

Financing Activities

Cash flows used in financing activities: $35.7 million used in 2011, compared with $1,275.0 million provided in 2010.

•	The unfavourable variance of $1,310.7 million was mainly due to:

•	the issuance in 2010 of $1.3 billion of a subordinated loan from the parent company for tax planning purposes; and

•	the repayment of long term debt and settlement of related hedging contracts for $303.1 million offset by the issuance of a $294.8 million long term debt payable in 2021.

For the nine-month period ended September 30, 2011, cash flows used by financing activities were $85.7 million in 2011, compared with $1,258.6 million provided for the same period in 2010.

•	The unfavourable variance of $1,344.3 million was mainly due to:

•	the issuance in 2010 of $1.3 billion of a subordinated loan from the parent company for tax planning purposes; and

•	the repayment of long term debt and settlement of related hedging contracts for $303.1 million offset by the issuance of a $294.8 million long term debt payable in 2021.

Partially offset by:

•	decrease of $260.0 million in cash distributions to our parent corporation ($75.0 million in 2011 versus $335.0 million for the same period in 2010).

Consolidated debt long-term debt (including bank borrowings) of the Corporation: Increase of $101.3 million over the nine month period of 2011.

•	The increase in the consolidated debt was due to:

•

$52.3 million unfavourable impact of exchange rate fluctuations, offset by a decrease in the liability related to cross-currency swap agreements entered under “Derivative financial instruments” and by deferred financing costs;

•	$50.6 million increase in debt due to $249.4 million debt retirement on July 18, 2011 and the issuance of debt on July 5, 2011 of $300 million; and

•	$1.6 million increase in debt due to the unfavourable variance in the fair value of embedded derivatives, resulting mainly from interest rate fluctuations.

Partially offset by:

•	$8.2 million decrease in debt due to changes in fair value related to hedged interest rate risk.

Assets and liabilities related to derivative financial instruments totalled a net liability of $158.5 million at September 30, 2011, compared with a net liability of $289.0 million at December 31, 2010. This $130.5 million favourable net variance was due primarily to the favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Position as of September 30, 2011

Net available liquidity: $736.2 million, consisting of $86.3 million in cash and $649.9 million in unused lines of credit.

As of September 30, 2011, the minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at September 30, 2011, are as follow :

Table 2

Minimum principal payments on long-term debt

12-month periods ending September 30

(in millions of Canadian dollars)

2012	$—
2013	—
2014	414.1
2015	183.1
2016	—
2017 and thereafter	1,340.8

Total	$1,938.0

The weighted average term of Videotron’s consolidated debt was approximately 6.0 years as of September 30, 2011 (5.7 years as of December 31, 2010). The debt consists of approximately 84% fixed-rate debt (76.7% as of December 31, 2010) and 16% floating-rate debt (23.3% as of December 31, 2010).

Videotron management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover planned cash requirements for capital investments, including investments required for its 4G network, working capital, interest payments, debt repayments, pension plan contributions, and dividends or distributions. Videotron believes it will be able to meet future debt payments which are staggered fairly over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios and covenants. The key financial ratios listed in these agreements include a debt service coverage ratio and a debt ratio (long-term debt over operating income). At September 30, 2011, the Corporation was in compliance with all required financial ratios and covenants in its financing agreements.

Dividends paid and declared

On July 29, 2011, the Board of Videotron declared and paid a dividend of $25.0 million to its parent corporation, Quebecor Media.

MANAGEMENT DISCUSSION AND ANALYSIS

Contractual Obligations and Other Commercial Commitments

At September 30, 2011, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 3 below shows a summary of our contractual obligations.

Table 3

Contractual obligations of Videotron

Payments due by period as of September 30, 2011

(in millions of Canadian dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]					—
Accounts payable and accrued charges	349.2	349.2	—	—	—
Amounts payable to affiliated corporation	60.4	60.4	—	—	—
6 7/8% Senior Notes due January 15, 2014	414.1	—	414.1	—	—
6 3/8% Senior Notes due December 15, 2015	183.1	—	—	183.1	—
9 1/8% Senior Notes due April 15, 2018	740.8	—	—	—	740.8
7 1/8% Senior Notes due January 15, 2020	300.0	—	—	—	300.0
6 7/8% Senior Notes due January 15, 2021	300.0	—	—	—	300.0
Cash interest expense[2]	1043.3	159.8	305.8	257.7	320.0
Derivative financial instruments[3]	181.9	—	107.6	22.7	51.6
Lease commitments	271.8	40.2	63.9	41.8	125.9
Services and capital equipment commitments	33.3	20.3	12.8	0.2	—

Total contractual cash obligations	3,877.9	629.9	904.2	505.5	1,838.3

[1]

This table excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which were used to invest in the Preferred Shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest to be paid on long-term debt and bank indebtedness is based on hedged and unhedged interest rates and hedged foreign exchange rate as at September 30, 2011.

[3]	Estimated net future reimbursements on derivative financial instruments related to foreign exchange hedging.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Instruments

Videotron uses a number of financial instruments, mainly: cash and cash equivalents, trade receivables, temporary investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

As of September 30, 2011, Videotron used derivative financial instruments to manage its exchange rate and interest rate exposure. The Corporation has entered into cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt and to manage the impact of interest rate fluctuations on some of its long-term debt.

Videotron has also entered into foreign exchange forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, handsets, and certain capital expenditures, including equipment for the 4G network.

The Corporation does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2011 and as of December 31, 2010 are as follows:

Table 4

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2011		December 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(1,938.0)	$(2,019.7)	$(1,826.7)	$(1,934.4)
Derivative financial instruments
Early settlement options	51.1	51.1	54.8	54.8
Foreign exchange forward contracts	7.1	7.1	(2.4)	(2.4)
Cross-currency interest rate swaps	(165.5)	(165.5)	(286.6)	(286.6)
[1]	Carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When Videotron uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per Videotron valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs on the market to the net exposure of the counterparty or Videotron.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The loss (gain) on valuation and translation of financial instruments for the third quarter of 2011 is summarized in Table 5.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 5

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Loss (gain) on embedded derivatives	$6.2	$(55.9)	$(0.7)	$(55.2)
Loss (gain) on effective portion of fair value hedges	0.6	(0.7)	1.6	1.5
	$6.8	$(56.6)	$(0.9)	$(53.7)

A before-tax gain of $23.6 million was recorded under other comprehensive income (loss) in the third quarter of 2011 in relation to cash flow hedging relationships (before-tax loss of $14.1 million in 2010).

For the nine-month period ended September 30, 2011, a before-tax gain of $19.6 million was recorded under other comprehensive income in relation to cash flow hedging relationships (before-tax gain of $45.7 million for the same period in 2010).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the third quarter of 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $16.0 million ($15.0 million in the same period of 2010), which are included in cost of sales and operating expenses. Videotron and its subsidiaries made sales to affiliated companies in the amount of $3.4 million ($2.2 million in the third quarter of 2010). These transactions were concluded and accounted for at the settlement amount.

In the first nine months of 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $49.7 million ($43.4 million in the same period of 2010), which are included in cost of sales and operating expenses. Videotron and its subsidiaries made sales to affiliated companies in the amount of $9.7 million ($7.2 million in the first nine-months of 2010). These transactions were concluded and accounted for at the settlement amount.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the third quarter of 2011, Videotron incurred management fees of $7.9 million ($7.2 million in the third quarter of 2010) with its parent Corporation.

In the first nine months of 2011, Videotron incurred management fees of $20.7 million ($23.6 million in the first nine months of 2010) with its parent Corporation

MANAGEMENT DISCUSSION AND ANALYSIS

RECENT ACCOUNTING DEVELOPMENTS IN CANADA

As explained in Note 1 to the condensed consolidated financial statements for the three-month and nine-month periods ended September 30, 2011, the Corporation adopted IFRS on January 1, 2011. The 2010 financial figures were restated accordingly.

Changes in Critical Accounting Policies and Estimates

As stated above, the Corporation adopted the IFRS conceptual framework for its accounting policies on January 1, 2011. The changes to critical accounting policies as a result of IFRS and their impacts on accounting estimates are described in the “Changes in Critical Accounting Policies and Estimates” section of the Management Discussion and Analysis for the three-month period ended March 31, 2011, available on the U.S. Securities and Exchange Commission’s website at <www.sec.gov>.

Future Accounting Developments in Canada

The following accounting standards have been issued by IASB but are not yet in effect as of September 30, 2011

New or amended standards	Expected changes to existing standards
IFRS 9 — Financial instruments (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

IAS 19 — Post-employment Benefits (including pensions) (Amended) (Effective from periods beginning January 1, 2013 with retrospective application)

Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer be spread over any future service period.

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statements

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry, in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” “seek,” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things, our anticipated business strategies, anticipated trends in our business, and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue rolling out and developing our new 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of program and content transmission;

•	new technologies that could change consumer behaviour toward our product suite;

•

unanticipated higher capital spending required for the deployment of our 4G network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to successfully implement our business and operating strategies and manage our growth and expansion;

•	disruptions to the network through which we provide our Digital Television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of the interest payment requirements on our long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the Annual Report on Form 20-F, included under the section “Item 3. Key Information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010
Revenues
Cable television		$252,720	$239,271	$750,853	$704,693
Internet		175,669	160,947	515,025	478,011
Cable telephony		109,752	103,291	325,220	302,990
Mobile telephony		31,729	12,480	78,446	36,275
Business solutions		15,335	15,080	46,463	43,681
Equipment sales		13,923	12,979	42,141	34,971
Other		12,539	12,214	37,782	37,000
		611,667	556,262	1,795,930	1,637,621

Cost of sales and operating expenses	3	336,273	291,853	991,812	853,562
Operating income	4	275,394	264,409	804,118	784,059

Amortization		104,662	70,032	297,910	199,572
Financial expenses	5	43,117	37,169	118,927	117,418
Loss (gain) on valuation and translation of financial instruments	6	6,868	(56,612)	898	(53,736)
Restructuring of operations and other special items	7	(2,344)	4,936	12,113	2,014
Income before income taxes		123,091	208,884	374,270	518,791

Income taxes
Current		(2,171)	(900)	(19,965)	41,091
Deferred		26,155	50,232	86,917	69,431
		23,984	49,332	66,952	110,522
Net income		$99,107	$159,552	$307,318	$408,269

Net income attributable to:
Shareholder		$99,074	$159,520	$307,141	$408,173
Non-controlling interest		33	32	177	96

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Net income	$99,107	$159,552	$307,318	$408,269
Other comprehensive income (loss):
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	22,761	(14,102)	18,767	45,718
Deferred income taxes	(8,560)	4,138	(6,893)	(7,154)
Defined benefit plans:
Net change in asset limit or in minimum funding liability	–	(439)	–	(1,318)
Deferred income taxes	–	130	–	390
Reclassification to income of:
Other comprehensive loss related to cash flow hedges	801	–	801	–
Deferred income taxes	(200)	–	(200)	–
	14,802	(10,273)	12,475	37,636
Comprehensive income	$113,909	$149,279	$319,793	$445,905

Comprehensive income attributable to:
Shareholder	$113,876	$149,247	$319,616	$445,809
Non-controlling interest	33	32	177	96

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Equity attributable to non-controlling interest	Total equity
	(note 10)			(note 12)

Balance as of December 31, 2009 as previously reported under Canadian GAAP (restated, note 8)	$1	$7,155	$726,444	$(22,832)	$–	$710,768

IFRS adjustments (note 13)	–	(7,155)	(52,819)	–	991	(58,983)

Balance as of January 1, 2010	1	–	673,625	(22,832)	991	651,785

Net income	–	–	408,173	–	96	408,269

Other comprehensive income	–	–	–	37,636	–	37,636

Dividends	–	–	(335,000)	–	(95)	(335,095)

Balance as of September 30, 2010	1	–	746,798	14,804	992	762,595

Net income	–	–	95,901	–	148	96,049

Other comprehensive loss	–	–	–	(25,799)	–	(25,799)

Related party transaction – Share issuance	3,400	–	–	–	–	3,400

Dividends	–	–	(102,000)	–	–	(102,000)

Balance as of December 31, 2010	3,401	–	740,699	(10,995)	1,140	734,245

Net income	–	–	307,141	–	177	307,318

Other comprehensive income	–	–	–	12,475	–	12,475

Acquisition of a subsidiary from an affiliated corporation (note 8)	–	–	(32,140)	–	–	(32,140)

Dividends	–	–	(75,000)	–	(55)	(75,055)

Balance as of September 30, 2011	$3,401	$–	$940,700	$1,480	$1,262	$946,843

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010

Cash flows related to operating activities
Net income		$99,107	$159,552	$307,318	$408,269
Adjustments for:
Amortization of fixed assets		82,225	60,546	235,526	181,369
Amortization of intangible assets		22,437	9,486	62,384	18,203
Loss (gain) on valuation and translation of financial instruments	6	6,868	(56,612)	898	(53,736)
Amortization of financing costs and long-term debt premium or discount	5	1,153	900	2,866	2,655
Deferred income taxes		26,155	50,232	86,917	69,431
Gain on debt refinancing	7, 9	(2,713)	–	(2,713)	–
Other		2,691	(420)	1,963	28
		237,923	223,684	695,159	626,219
Net change in non-cash balances related to operating activities		60,916	21,228	(6,660)	6,254
Cash flows provided by operating activities		298,839	244,912	688,499	632,473

Cash flows related to investing activities
Additions to fixed assets		(195,855)	(182,183)	(536,246)	(460,775)
Additions to intangible assets		(16,067)	(16,273)	(45,006)	(48,120)
Acquisition of a subsidiary from an affiliated corporation	8	–	–	(32,140)	–
Acquisition of preferred shares of a company under common control		–	(1,300,000)	–	(1,300,000)
Net change in temporary investments		–	–	–	30,000
Other		556	1,130	3,057	5,492
Cash flows used in investing activities		(211,366)	(1,497,326)	(610,335)	(1,773,403)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees	9	294,846	–	294,846	293,888
Financing costs		(2,449)	–	(2,449)	–
Issuance of subordinated loan from parent company		–	1,300,000	–	1,300,000
Repayment of long-term debt and settlement of related hedging contracts	9	(303,068)	–	(303,068)	–
Dividends		(25,000)	(25,000)	(75,000)	(335,000)
Other		–	–	(14)	(292)
Cash flows (used in) provided by financing activities		(35,671)	1,275,000	(85,685)	1,258,596

Net change in cash and cash equivalents		51,802	22,586	(7,521)	117,666

Cash and cash equivalents at beginning of period		37,012	245,389	96,335	150,309
Cash and cash equivalents at end of period		$88,814	$267,975	$88,814	$267,975

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Cash and cash equivalents consist of:
Bank overdraft	$(23,204)	$(4,024)	$(23,204)	$(4,024)
Cash equivalents	112,018	271,999	112,018	271,999
	$88,814	$267,975	$88,814	$267,975

Non-cash investing activities
Net change in additions to fixed and intangible assets financed with accounts payable	$3,593	$(17,562)	$28,858	$(26,366)

Interest and taxes reflected as operating activities
Cash interest payments (net of cash interest income)	$18,069	$16,619	$96,064	$90,777
Cash income tax payments (net of refunds)	(5,489)	976	977	4,398

Additions to intangible assets
Internally generated	$10,994	$12,529	$34,375	$36,344
Externally acquired	5,073	3,744	10,631	11,776

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	September 30, 2011	December 31, 2010
		(restated, note 8)
Assets

Current assets
Cash and cash equivalents	$88,814	$96,335
Accounts receivable	241,853	245,691
Income taxes	7,907	434
Amounts receivable from affiliated corporations	58,187	10,608
Inventories	111,515	96,549
Prepaid expenses	20,016	21,689
Total current assets	528,292	471,306

Non-current assets
Investments	1,630,000	1,630,000
Fixed assets	2,461,203	2,186,824
Intangible assets	691,434	713,746
Derivative financial instruments	25,193	–
Other assets	42,961	46,028
Deferred income taxes	4,913	6,134
Goodwill	451,545	451,475
Total non-current assets	5,307,249	5,034,207
Total assets	$5,835,541	$5,505,513

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2011	December 31, 2010
			(restated, note 8)

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges		$392,777	$382,162
Amounts payable to affiliated corporations		60,375	23,248
Provisions		7,165	17,716
Deferred revenue		244,275	227,211
Income taxes		–	19,603
Total current liabilities		704,592	669,940

Non-current liabilities
Long-term debt	9	1,887,436	1,786,076
Subordinated loan from parent corporation		1,630,000	1,630,000
Derivative financial instruments		183,662	289,032
Deferred income taxes		408,994	316,185
Other liabilities		74,014	80,035
Total non-current liabilities		4,184,106	4,101,328
Total liabilities		4,888,698	4,771,268

Equity
Capital stock	10	3,401	3,401
Retained earnings		940,700	740,699
Accumulated other comprehensive income (loss)	12	1,480	(10,995)
Equity attributable to shareholder		945,581	733,105
Non-controlling interest		1,262	1,140
Total equity		946,843	734,245
Total liabilities and equity		$5,835,541	$5,505,513

Subsequent events (note 14)

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly-owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies and televisual products through its Video-On-Demand service and its distribution and rental stores, and operates specialized Internet sites.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which replaced Canadian Generally Accepted Accounting Principles (“GAAP”) as of January 1, 2011. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and with IFRS 1, First-time Adoption of IFRS, and accordingly, they are condensed consolidated financial statements because they do not include all disclosures required under IFRS for annual consolidated financial statements. These consolidated financial statements should be read in conjunction with the Corporation’s 2010 annual consolidated financial statements and with the Corporation’s consolidated financial statements for the three-month period ended March 31, 2011.

The Corporation’s significant accounting policies under IFRS are disclosed in note 1 to the consolidated financial statements for the three-month period ended March 31, 2011. Additional information on the transition to IFRS is also included in note 13 below.

These consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 8, 2011.

Comparative figures for the three-month and nine-month periods ended September 30, 2010, and for the year ended December 31, 2010, have been restated to conform to the presentation adopted for the nine-month period ended September 30, 2011.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

2.	RECENT ACCOUNTING PRONOUNCEMENTS

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

New or amended standards	Expected changes to existing standards
IFRS 9 — Financial instruments (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

IAS 19 — Post-employment Benefits (including pensions) (Amended) (Effective from periods beginning January 1, 2013 with retrospective application)

Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer be spread over any future service period.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	COST OF SALES AND OPERATING EXPENSES

The main components are as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Employee costs	$112,102	$97,528	$325,620	$283,980
Royalties and rights	96,284	89,456	285,693	265,333
Cost of equipment sales	30,445	23,868	126,166	57,407
Subcontracting costs	30,425	29,707	88,452	81,878
Marketing and distribution expenses	15,738	16,763	45,301	40,781
Other	80,557	64,110	206,677	209,765
	365,551	321,432	1,077,909	939,144

Employee costs capitalized to fixed assets and intangible assets:	(29,278)	(29,579)	(86,097)	(85,582)
	$336,273	$291,853	$991,812	$853,562

4.	OPERATING INCOME

In its analysis of operating results, the Corporation uses operating income, as presented in the consolidated statements of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results. As such, this measure is unaffected by the capital structure or investment activities of the Corporation. Operating income is also a significant component of the Corporation’s annual incentive compensation programs. Operating income is referred to as an additional IFRS measure.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

5.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Third parties:
Interest on long-term debt	$40,817	$38,823	$119,278	$114,330
Amortization of financing costs and long-term debt premium or discount	1,153	900	2,866	2,655
Loss (gain) on foreign currency translation on current monetary items	3,063	(751)	2,146	4,851
Other	(469)	(505)	(1,073)	(944)
	44,564	38,467	123,217	120,892

Affiliated corporations:
Interest expense (net of income)	43,130	38,957	127,988	104,574
Dividend income	(44,577)	(40,255)	(132,278)	(108,048)
	(1,447)	(1,298)	(4,290)	(3,474)
	$43,117	$37,169	$118,927	$117,418

6.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Loss (gain) on embedded derivatives	$6,240	$(55,919)	$(684)	$(55,225)
Loss (gain) on the ineffective portion of fair value hedges	628	(693)	1,582	1,489
	$6,868	$(56,612)	$898	$(53,736)

7.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

In 2010, the Corporation launched its new advanced mobile network. Since then, the Corporation has been incurring costs for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its new mobile network. Charges of $0.3 million and $14.8 million were recorded in the respective three-month and nine-month periods ended September 30, 2011 ($4.9 million in both periods of 2010).

During the third quarter of 2011, the Corporation redeemed and retired US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts. This transaction resulted in a total gain of $2.7 million (before income taxes).

A gain on disposal of assets of $2.9 million was also recorded in the second quarter of 2010.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	BUSINESS ACQUISITION

On May 1, 2011, the Corporation acquired Jobboom Inc., a subsidiary of an affiliated corporation, for a cash consideration of $32.1 million. Since the transaction occurred between wholly-owned subsidiaries of Quebecor Media inc., the acquisition was accounted for using the continuity of interest method and the cash consideration paid was recorded in reduction of retained earnings. Comparative figures have been restated as if the Corporation and the new subsidiary had always been combined.

The following table summarizes the impact of the acquisition of Jobboom Inc.’s net assets on the Corporation’s consolidated balance sheets:

	May 1 2011	December 31 2010	January 1 2010

Jobboom Inc.
Total assets	$27,786	$29,269	$32,593
Total liabilities	7,070	12,013	23,094
Increase in equity	$20,716	$17,256	$9,499

9.	LONG-TERM DEBT

On July 5, 2011, the Corporation issued $300.0 million in aggregate principal amount of Senior Notes for net proceeds of $294.8 million, net of financing fees of $5.2 million. The Senior Notes bear interest at 6.875%, payable every six months on June 15 and December 15, and will mature on July 15, 2021. These notes contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of the Corporation. These notes are redeemable at the option of the Corporation, in whole or in part, at any time prior to June 15, 2016 at a price based on a make-whole formula and at a decreasing premium from June 15, 2016 and thereafter.

On July 18, 2011, the Corporation used the proceeds from its Senior Notes issued on July 5, 2011 to redeem and retire US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts, representing a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes).

On July 20, 2011, the Corporation amended its $575.0 million secured revolving credit facility to extend the maturity date from April 2012 to July 2016 and to change certain conditions and terms of the facility.

Components of the long-term debt are as follows:

	September 30, 2011	December 31, 2010

Long-term debt	$1,937,997	$1,826,729
Change in fair value related to hedged interest rate risks	20,241	28,442
Adjustment related to embedded derivatives	(41,883)	(43,472)
Financing fees, net of amortization	(28,919)	(25,623)
	$1,887,436	$1,786,076

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

b)	Issued and outstanding capital stock

	Common shares
	Number	Amount
Balance as of September 30, 2011 and December 31, 2010	2,516,829	$3,401

11.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options granted by the parent corporation to the employees of the Corporation and its subsidiaries for the nine-month period ended September 30, 2011:

	Outstanding options
	Number	Weighted average exercise price

As of December 31, 2010:	1,151,502	$40.34
Granted	21,000	50.37
Exercised	(152,113)	38.48
Cancelled	(13,333)	44.45
As of September 30, 2011	1,007,056	$40.78
Vested options as of September 30, 2011	262,735	$44.32

For the three-month period ended September 30, 2011, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $1.1 million (a net charge of $1.5 million in 2010). For the nine-month period ended September 30, 2011, a net reversal of the consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.6 million (a net charge of $4.6 million in 2010).

During the three-month period ended September 30, 2011, 71,240 of the Corporation’s stock options were exercised for a cash consideration of $0.8 million (84,603 stock options for $1.0 million in 2010). During the nine-month period ended September 30, 2011, 152,113 of the parent corporation’s stock options were exercised for a cash consideration of $1.7 million (111,328 stock options for $1.6 million in 2010).

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Cash flow hedges	Defined benefit plans	Total

Balance as of January 1, 2010	$(22,832)	$–	$(22,832)
Other comprehensive income (loss)	38,564	(928)	37,636
Balance as of September 30, 2010	15,732	(928)	14,804
Other comprehensive loss	(19,871)	(5,928)	(25,799)
Balance as of December 31, 2010	(4,139)	(6,856)	(10,995)
Other comprehensive income	12,475	–	12,475
Balance as of September 30, 2011	$8,336	$(6,856)	$1,480

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6  1/2 year period.

13.	TRANSITION TO IFRS

These consolidated financial statements are prepared in accordance with IFRS (see note 1). The date of the opening balance sheet under IFRS and the Corporation’s date of transition to IFRS is January 1, 2010.

The Corporation is required to establish IFRS accounting policies as of the transition date and, in general, to apply these retrospectively to determine the IFRS opening balance sheet at January 1, 2010. Descriptions of applicable exemptions and exceptions under IFRS to this general principle of retrospective application, together with the Corporation’s elections, are set out in note 10 of the Corporation’s consolidated financial statements for the period ended March 31, 2011. This note also presents a reconciliation of the 2010 financial figures prepared under Canadian GAAP to the 2010 financial figures prepared under IFRS, including a reconciliation of the consolidated statements of income, comprehensive income and cash flows for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and equity as of January 1, 2010 and as of December 31, 2010, together with additional annual disclosures under IFRS considered to be material.

The following tables present the reconciliation of the consolidated statements of income, comprehensive income and cash flows for the three-month and nine-month periods ended September 30, 2010, as well as a reconciliation of equity as of September 30, 2010:

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

13.	TRANSITION TO IFRS (continued)

(a)	Reconciliation of the consolidated statements of income and comprehensive income for the three-month period ended September 30, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
		(restated, note 8)

Revenues		$556,262	$–	$556,262

Cost of sales and operating expenses	(ii)	292,382	(529)	291,853
Amortization		70,425	(393)	70,032
Financial expenses	(iii)	26,026	11,143	37,169
Gain on valuation and translation of financial instruments		(56,612)	–	(56,612)
Other special items	(iv)	14,936	(10,000)	4,936
Income before income taxes and non-controlling interest		209,105	(221)	208,884
Income taxes	(vi)	49,091	241	49,332
		160,014	(462)	159,552
Non-controlling interest	(vii)	32	(32)	–
Net income		$159,982	$(430)	$159,552

Other comprehensive income	(i), (vi)	(9,964)	(309)	(10,273)
Comprehensive income		$150,018	$(739)	$149,279

Net income attributable to:
Shareholder		$159,982	$(462)	$159,520
Non-controlling interest	(vii)		32	32

Comprehensive income attributable to:
Shareholder		$150,018	$(771)	$149,247
Non-controlling interest	(vii)		32	32

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

13.	TRANSITION TO IFRS (continued)

(b)	Reconciliation of the consolidated statements of income and comprehensive income for the nine-month period ended September 30, 2010

	Explanation	Canadian GAAP	IFRS adjustments	IFRS
		(restated, note 8)

Revenues		$1,637,621	$–	$1,637,621

Cost of sales and operating expenses	(ii)	852,973	589	853,562
Amortization		199,965	(393)	199,572
Financial expenses	(iii)	84,310	33,108	117,418
Gain on valuation and translation of financial instruments		(53,736)	–	(53,736)
Other special items	(iv)	12,014	(10,000)	2,014
Income before income taxes and non-controlling interest		542,095	(23,304)	518,791
Income taxes	(vi)	113,790	(3,268)	110,522
		428,305	(20,036)	408,269
Non-controlling interest	(vii)	96	(96)	–
Net income		$428,209	$(19,940)	$408,269

Other comprehensive income	(i), (vi)	38,564	(928)	37,636
Comprehensive income		$466,773	$(20,868)	$445,905

Net income attributable to:
Shareholder		$428,209	$(20,036)	$408,173
Non-controlling interest	(vii)		96	96

Comprehensive income attributable to:
Shareholder		$466,773	$(20,964)	$445,809
Non-controlling interest	(vii)		96	96

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

13.	TRANSITION TO IFRS (continued)

(c)	Reconciliation of consolidated statement of cash flows for the three-month and nine-month periods ended September 30, 2010

For the respective three-month and the nine-month periods ended September 30, 2010, the adoption of IFRS resulted in a decrease of $11.1 million and $33.1 million of cash flows used in investing activities and in an equivalent decrease of cash flows provided by operating activities in the consolidated statement of cash flows. These adjustments relate to borrowing costs previously capitalized to fixed assets and to intangible assets, under Canadian GAAP (see note 13 (iii) below).

(d)	Reconciliation of equity as of September 30, 2010

	Explanation		September 30 2010

Shareholders’ equity under Canadian GAAP (restated, note 8)			$842,541
IFRS adjustments:
Defined benefit plans	(i	)	(26,095)
Share-based compensation	(ii	)	(4,580)
Borrowing costs	(iii	)	(82,759)
Related party transactions	(v	)	1,949
Income taxes	(vi	)	30,547
			(80,938)
Non-controlling interest	(vii	)	992
Equity under IFRS			$762,595

Equity attributable to:
Shareholder			$761,603
Non-controlling interest	(vii	)	992

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

13.	TRANSITION TO IFRS (continued)

(e)	Reconciliation of comprehensive income for the three-month and nine-month periods ended September 30, 2010

	Explanation	Three-month period ended September 30 2010	Nine-month period ended September 30 2010

Comprehensive income under Canadian GAAP (restated, note 8)		$150,018	$466,773
IFRS adjustments to net income:
Borrowing costs	(iii)	(10,749)	(32,714)
Provisions	(iv)	10,000	10,000
Other	(i), (ii), (vi)	287	2,678
Non-controlling interest	(vii)	32	96
		(430)	(19,940)

IFRS adjustments to other comprehensive income:
Defined benefit plans	(i)	(439)	(1,318)
Income taxes	(vi)	130	390
		(309)	(928)
Comprehensive income under IFRS		$149,279	$445,905

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

13.	TRANSITION TO IFRS (continued)

The significant differences between the 2010 financial figures presented under Canadian GAAP and these figures prepared under IFRS are explained as follows:

(i)	Defined benefit plans

As stated in the section “IFRS 1 exemptions and exceptions” in note 10 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected to recognize all cumulative actuarial gains and losses under Canadian GAAP that existed as of January 1, 2010 in the opening retained earnings under IFRS for all of its benefit plans.

Actuarial gains and losses

Under IFRS, the Corporation elected to immediately recognize all actuarial gains and losses arising after January 1, 2010 as a component of other comprehensive income without recycling those gains or losses to the consolidated statements of income in subsequent periods. As a result, actuarial gains and losses are not amortized to the statements of income but rather are recorded directly to other comprehensive income at the end of each reporting period. Under Canadian GAAP, the Corporation was recording in the consolidated statements of income any cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the defined benefit obligation, or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

Past service costs

Under IFRS, past service costs are recognized on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized over the expected average remaining service period of the active employee group covered by the plans.

Benefit asset limit and minimum funding liability

Under IFRS, recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability. Since the Corporation has elected to recognize actuarial gains or losses arising after January 1, 2010 in other comprehensive income, changes in the net benefit asset limit or in the minimum funding adjustment arising after the transition date are also recognized in other comprehensive income. Under Canadian GAAP, a similar concept to the limit existed, although the calculation of the recoverable amount was different and changes in the valuation allowance were recognized in the consolidated statement of income. As for the minimum funding liability, there was no such concept under Canadian GAAP.

(ii)	Share-based compensation

Under IFRS, the liability related to share-based awards that call for settlement in cash or other assets must be measured at its fair value and is to be re-measured at its fair value at the end of each reporting period. Under Canadian GAAP, the liability was measured and re-measured at each reporting date at the intrinsic values of the stock-based awards instead of at their fair values.

Under IFRS, when a share-based payment vests in instalments over a vesting period (“graded vesting”), each instalment is accounted for as a separate arrangement as compared to Canadian GAAP, which gave the choice of treating the instruments as a pool, with the measurement being determined using the average life of the awards granted.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

13.	TRANSITION TO IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(iii)	Borrowing costs

As stated in the section “IFRS exemptions and exceptions” in note 10 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected to adopt IAS 23R prospectively from January 1, 2010. Accordingly, all capitalized interest costs under Canadian GAAP related to projects that began prior to January 1, 2010 were reclassified to opening retained earnings at transition and are expensed in 2010 under IFRS.

(iv)	Provisions

IFRS specifically provides for the accrual of an onerous contract when an unavoidable loss from fulfilling the obligations under the contract is probable, including any penalties arising from early termination. Under Canadian GAAP, a liability for costs to terminate a contract before the end of its term would have been recognized only when the contract had been terminated in accordance with the contract terms, or when the use of the right conveyed by the contract had ceased. As a result, certain additional provisions have been recognized under IFRS as of January 1, 2010. In addition, provisions must be presented separately in the balance sheet under IFRS.

(v)	Related party transactions

Under IFRS, no particular recognition or measurement requirements for related party transactions exist; accordingly, the recognition and measurement of related party transactions must follow existing IFRS standards that apply to the transaction. Under Canadian GAAP, related party transactions could be recognized at the carrying amount of the assets being transferred or at the exchange amount, depending on certain criteria. As stated in the section “IFRS 1 exemptions and exceptions” in note 10 of the Corporation’s consolidated financial statements for the period ended March 31, 2011, the Corporation elected not to restate any business combinations arising before January 1, 2010, including those entered into between corporations under common control. In addition, transfers of assets that had been recognized at the carrying amount under Canadian GAAP were restated to their exchange amounts, as allowed under IFRS.

(vi)	Income taxes

Adjustments to income taxes represent the tax impacts of other IFRS adjustments.

In addition, deferred income tax assets and liabilities are presented as non-current items under IFRS, even if it is anticipated that they will be realized in the short term.

(vii)	Non-controlling interest

Under IFRS, non-controlling interest is presented as a separate component of equity in the balance sheet instead of being presented as a separate component between liabilities and equity under Canadian GAAP. In the statements of income and comprehensive income under IFRS, net income and comprehensive income are calculated before non-controlling interest and are then attributed to the shareholder and non-controlling interest. Under Canadian GAAP, non-controlling interest was presented as a component of net income and comprehensive income.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

14.	SUBSEQUENT EVENTS

On November 8, 2011, 9253-1920 Québec inc., a wholly-owned subsidiary of the Corporation, issued a subordinated loan of $3.95 billion to Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 8, 2026. The subordinated loan is pre-payable by Sun Media Corporation in whole or in part, including accrued interest, at any time prior to maturity. On the same day, 9253-1920 Québec inc. issued 3,950,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.95 billion. These shares are redeemable at the option of the issuer at the paid-up value, including accrued and unpaid dividends, are non-voting and carry the requirement to pay an annual cumulative dividend of 11.25%, payable semi-annually on June 20 and December 20.

On November 9, 2011, 9253-1920 Québec inc., a wholly-owned subsidiary of the Corporation, issued a subordinated loan of $3.8 billion to Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 9, 2026. The subordinated loan is pre-payable by Sun Media Corporation in whole or in part, including accrued interest, at any time prior to maturity. On the same day, 9253-1920 Québec inc. issued 3,800,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.8 billion. These shares are redeemable at the option of the issuer at the paid-up value, including accrued and unpaid dividends, are non-voting and carry the requirement to pay an annual cumulative dividend of 11.25%, payable semi-annually on June 20 and December 20.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, and a cash consideration will be received from Sun Media Corporation in exchange for the tax benefits being transferred.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Josée Marsan
By:	Marie-Josée Marsan
Vice President Finance, IT and Chief Financial Officer

Date: November 10, 2011